UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of June 2022
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results
On June 30, 2022, VectivBio Holding AG (the “Company”) held its 2022 annual general meeting of shareholders (the “AGM”). In view of the ongoing COVID-19 pandemic, and in accordance with the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus, the AGM was held without the personal attendance of shareholders and shareholders were represented exclusively by the independent proxy, Buis Bürgi AG, Zurich. Shareholders registered as shareholders with voting rights in the share register of the Company as of May 20, 2022, at 10:00 p.m. CEST / 4:00 p.m. EDT were entitled to vote at the AGM. At the AGM, the holders of 23,335,127 votes of the Company’s ordinary shares were represented by the independent proxy.
The following are the voting results for the proposals considered and voted upon at the AGM, each of which, other than Agenda Items 9.1 and 9.2, required the absolute majority of the votes represented at the AGM. Agenda Items 9.1 and 9.2 required approval by a qualified majority of two thirds of the votes represented at the AGM:
Agenda Item 1: 2021 Statutory Financial Statements and Consolidated Financial Statements; 2021 Compensation Report
Agenda Item 1.1: Approval of the 2021 Statutory Financial Statements and Consolidated Financial Statements

For	Against	Abstain
23,314,085	6,630	14,412

Agenda Item 1.2: Advisory Vote on the 2021 Compensation Report

For	Against	Abstain
16,932,416	5,800,679	602,032

Agenda Item 2: Appropriation of 2021 Financial Results

For	Against	Abstain
23,315,429	2,466	17,232

Agenda Item 3: Discharge of the Board of Directors and of the Executive Committee

For	Against	Abstain
22,490,917	237,278	606,932

Agenda Item 4: Re-election of the Chairman and the Other Members of the Board of Directors (on an individual basis)
Agenda Item 4.1: Re-election of Thomas Woiwode (as Chairman and member of the Board of Directors)

For	Against	Abstain
23,318,980	2,215	13,932

Agenda Item 4.2: Re-election of Sandip Kapadia

For	Against	Abstain
17,752,871	5,568,324	13,932

Agenda Item 4.3: Re-election of Chahra Khaoua épouse Louafi

For	Against	Abstain
23,313,980	7,215	13,932

Agenda Item 4.4: Re-election of Paul Rutherford Carter

For	Against	Abstain
23,313,980	7,215	13,932

Agenda Item 4.5: Re-election of Luca Santarelli

For	Against	Abstain
23,318,980	2,215	13,932

Agenda Item 4.6: Re-election of Hans Schikan

For	Against	Abstain
23,313,980	7,215	13,932

Agenda Item 4.7: Re-election of Murray Willis Stewart

For	Against	Abstain
23,313,980	7,215	13,932

Agenda Item 5: Re-election of the Members of the Compensation Committee (on an individual basis)
Agenda Item 5.1: Re-election of Paul Rutherford Carter

For	Against	Abstain
23,313,859	7,336	13,932

Agenda Item 5.2: Re-election of Murray Willis Stewart

For	Against	Abstain
23,313,859	7,336	13,932

Agenda Item 5.3: Re-election of Thomas Woiwode

For	Against	Abstain
23,318,758	2,437	13,932

Agenda Item 6: Re-election of the Statutory Auditors

For	Against	Abstain
23,319,759	1,436	13,932

Agenda Item 7: Re-election of the Independent Proxy

For	Against	Abstain
23,319,359	1,836	13,932

Agenda Item 8: Compensation of the Board of Directors and the Executive Committee

Agenda Item 8.1: Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors

For	Against	Abstain
22,706,007	27,188	601,932

Agenda Item 8.2: Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee

For	Against	Abstain
22,493,515	827,680	13,932

Agenda Item 9: Amendments to the Articles of Association
Agenda Item 9.1: Increase and Renewal of Authorized Share Capital

For	Against	Abstain
17,728,963	5,588,932	17,232

Agenda Item 9.2: Increase of the Conditional Share Capital for Participation Programs

For	Against	Abstain
17,141,852	6,176,043	17,232

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by the Company’s board of directors.
The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-265546 and 333-264653) and the Company’s Registration Statement on Form S-8 (File No. 333-255524).

Exhibits

1.1	Articles of Association, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

July 1, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer